                                                               Exhibit (a)(5)(A)
DISTRICT COURT, COUNTY OF BOULDER, COLORADO
Case No. 00-CV-1359   Division 2

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SUMMONS

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M. DEAN BRIGGS , on Behalf of Himself and All Other Similarly Situated,

Plaintiff,

vs.

BI INCORPORATED; DAVID J. HUNTER; WILLIAM E. COLEMAN; MCKINLEY C. EDWARDS, JR.; BEVERLY J. HADDON; JEREMY N. KENDALL; PERRY M. JOHNSON; BARRY J. NIDORF; and BYAM K. STEVENS, JR.,

Defendants.

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THE PEOPLE OF THE STATE OF COLORADO
TO THE ABOVE NAMED DEFENDANT:  BI INCORPORATED

     You are hereby summoned and required to file with, the clerk of this court an answer or other response to the attached complaint. If service of the summons and complaint was made upon you within the State of Colorado, you are required to file your answer or other response within 20 days after such service upon you. If service of the summons and complaint was made upon you outside of the State of Colorado, you are required to file your answer or other response within 30 days after such service upon you.

     If you fail to file your answer or other response to the complaint in writing within the applicable time period, judgment by default may be entered against you by the court for the relief demanded in the complaint without further notice.

     The following documents are also served herewith: Class Action Complaint And Jury Demand.

Dated:    8/16/00.                      DYER & SHUMAN, LLP
          -------

                                        /s/ Kip B. Shuman
                                        ----------------------------------------
                                        ROBERT J. DYER III (#5734)
                                        KIP B. SHUMAN (23593)
                                        801 East 17th Avenue
                                        Denver, CO 80218-1417
                                        Telephone:  303/861-3003

     THIS SUMMONS IS ISSUED PURSUANT TO C.R.C.P. 4.

DISTRICT COURT, COUNTY OF BOULDER, COLORADO
Case No. 00-CV-1359 Division 2

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CLASS ACTION COMPLAINT AND JURY DEMAND

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M. DEAN BRIGGS , on Behalf of Himself and All Other Similarly Situated,

Plaintiff,

vs.

BI INCORPORATED; DAVID J. HUNTER; WILLIAM E. COLEMAN; MCKINLEY C. EDWARDS, JR.; BEVERLY J. HADDON; JEREMY N. KENDALL; PERRY M. JOHNSON; BARRY J. NIDORF; and BYAM K. STEVENS, JR.,

Defendants.

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     Plaintiff, for his complaint, alleges as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff M. Dean Briggs ("plaintiff") is the owner of common stock of BI Incorporated ("BI" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant BI is a corporation duly existing and organized under the laws of the State of Colorado, with its principal executive offices located at 6400 Lookout Road, Boulder, Colorado. The Company manufactures and provides electronic monitoring equipment and services, and community correctional services to the criminal justice market worldwide. BI is and at all times relevant hereto was listed and traded on the NASDAQ National Market System.

     3. Defendant David J. Hunter ("Hunter") is and at all times relevant hereto has been President, Chief Executive Officer, and a director of BI.

     4. Defendant Mckinley C. Edwards, Jr. ("Edwards") is and at all times relevant hereto has been Executive Vice President, Chief Operating Officer, and a director of BI.

     5. Defendant Jeremy N. Kendall ("Kendall") is and at all times relevant hereto has been Chairman of the Board of BI.

     6. Defendants William E. Coleman, Beverly J. Haddon, Perry M. Johnson, Barry J. Nidorf, and Byam K. Stevens, Jr. are and at all times relevant hereto have been directors of BI.

     7. The defendants referred to in paragraphs 3 through 6 are collectively referred to herein as the "Individual Defendants."

     8. By reason of the above Individual Defendants' positions with the Company as officers an/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of BI, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Colorado Rules of Civil Procedure, on behalf of himself and holders of BI common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     10. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. There are thousands of BI stockholders who are located throughout the United States. As of August 10, 2000, there were approximately 7.95 million shares of BI common stock outstanding;

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the
                                                            ----------
               following:


               (i)    whether the merger is grossly unfair to the Class;

               (ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

               (iii) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (d) Plaintiff anticipates that there will be no difficulty in the management of this litigation; and

          (e) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

     11. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the class action requirements are satisfied.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     12. On or about April 26, 2000, the Company announced its results of operations for the third quarter ended March 31, 2000. Defendant Hunter commented:

     Based upon strong prospect lists developed through our restructured sales efforts to add programs and services to our existing customer base of over 2,000 corrections agencies, we are optimistic about our ability to drive
                                 --------------------------------------------
     recurring revenue higher and reduce costs going forward.  This should
     ---------------------------------------------------------------------
     provide for additional gains in profitability as recurring revenue
     ------------------------------------------------------------------
     increases entering into our new fiscal year.
     -------------------------------------------

     13. On or about August 11, 2000, however, defendants adopted and entered a merger agreement which purports to deny BI's public shareholders from sharing in the future profitability of BI. The press release issued by the Company announced that BI had agreed to sell the Company's outstanding common stock to an investor group led by Kohlberg & Company, L.L.C. (the "Kohlberg Group"), a private merchant banking firm.

     14. Under the terms of the definitive merger agreement (the "Merger Agreement"), the Kohlberg Group will acquire all of the outstanding shares of BI common stock for $8.25 per share in cash. The Kohlberg Group will commence as promptly as practicable a tender offer for all of the Company's shares.

     15. Defendant Hunter noted, "All of us in the management of BI are pleased that the Company will continue as an independent entity with 100% of its focus in corrections. Our new association with Kohlberg & Company affords us a tremendous opportunity to continue, and indeed expand the relationships we have with our customers and to increase our business internally and externally." Unfortunately for BI's public shareholders, they are being cashed out and will not share in the Company's success going forward.

     16. The merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things:

          (a) the consideration agreed upon did not result from an appropriate consideration of the value of BI as the Individual Defendants were presented with, and asked to evaluate, the proposed merger without any attempt to sufficiently ascertain the true value of BI through open bidding or a "market check" mechanism;

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

          (b) the merger consideration fails to provide BI common stockholders the full and fair value of their stock, as the Company's common stock traded as high as $8.625 per share as recently as March 27, 2000; and

          (c) defendants have favored their own interests and the interests of BI's management over the interests of the Company's common stockholders as certain members of management will continue to enjoy equity ownership in the new entity.

     17.  The Individual Defendants were and are under a duty:

          (a) to fully inform themselves of BI's market value before taking, or agreeing to refrain from taking, action;

          (b)  to maximize shareholder value;

          (c) to act independently so that the interests of BI's public stockholders will be protected;

          (d) to adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests BI's public stockholders; and

          (e) to provide BI's stockholders with truly independent representation in negotiations for the sale of the Company.

                      COUNT I - BREACH OF FIDUCIARY DUTY
                      ----------------------------------

     18. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in BI.

     19. BI's public shareholders, unlike Company management, will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

     20. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other BI public stockholders.

     21. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of BI's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of BI common stock.

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     22.  Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of BI's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     23.  Plaintiff and the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     1. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

     2. Declaring and decreeing that the merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     3.  Enjoining defendants from proceeding with the merger agreement;

     4. Enjoining defendants from consummating the merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     5. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     6. Rescinding, to the extent already implemented, the merger agreement or any of the terms thereof;

     7.  Awarding plaintiff and the Class appropriate damages;

     8. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees;

     9. Granting such other and further relief as this Court may deem just and proper.

                                  JURY DEMAND

     Plaintiff hereby demands a trial by jury.

DATED:  August 14, 2000

                                        DYER & SHUMAN, LLP

                                            /s/ Kip B. Shuman
                                        ________________________________________
                                        Robert J. Dyer III (#5734)
                                        Kip B. Shuman (23593)
                                        801 East 17th Avenue
                                        Denver, Colorado 80218-1417
                                        (303) 861-3003

                                        Marc A. Topaz, Esquire
                                        Gregory M. Castaldo, Esquire
                                        SCHIFFRIN & BARROWAY, LLP
                                        Three Bala Plaza East, Suite 400
                                        Bala Cynwyd, PA 19004

                                        CAULEY & GELLER, LLP
                                        One Boca Place
                                        2255 Glades Road, Suite 421A
                                        Boca Raton, FL 33431

                                        ATTORNEYS FOR PLAINTIFF

Plaintiff's Address:
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10750 West 26th Avenue
Lakewood, Colorado 80215

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